UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)1

MKS INSTRUMENTS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55306N104
(CUSIP Number)

Timothy G. Westman Assistant Secretary Emerson Electric Co. 8000 W. Florissant Avenue St. Louis, MO 63136 (314) 553-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

   1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55306N104	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,901,632
	8	SHARED VOTING POWER 2,262,667
	9	SOLE DISPOSITIVE POWER 1,901,632
	10	SHARED DISPOSITIVE POWER 2,262,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,164,299 - See Items 4 and 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% - See Items 4 and 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55306N104	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Astec America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% - See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55306N104	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MLS Industries Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,262,667
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,262,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,262,667 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% - See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in the original Schedule 13D (as amended). All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D (as amended), unless otherwise noted.

   Item 1. Security and Issuer.

   Item 2. Identity and Background.

   Item 3. Source and Amount of Funds or Other Consideration.

   Item 4. Purpose of Transaction.

     The following additional paragraph is added before the last paragraph of Item 4 of this Schedule 13D, as amended through Amendment No. 12:

     Emerson sold shares of Common Stock in the amounts and on the dates listed in Schedule D hereto. In each case such shares were held indirectly by Emerson through a wholly-owned subsidiary as indicated in Schedule D.

   Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Emerson may be deemed to beneficially own 4,164,299 shares of Common Stock, or approximately 7.4% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Astec may be deemed to beneficially own 0 shares of Common Stock, or 0% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MLS may be deemed to beneficially own 2,262,667 shares of Common Stock, or approximately 4.0% of the outstanding shares of Common Stock.

     Emerson disclaims the existence of a group (pursuant to the Shareholder Agreement or otherwise) and the Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of the knowledge of each Reporting Person, any persons named in Schedule A, Schedule B or Schedule C hereto, owns beneficially any Shares.

     (b) By virtue of the relationship set forth under Item 2 of this Statement, Emerson may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,901,632 shares of Common Stock and the shared power to direct the disposition of and vote of the 2,262,667 shares of Common Stock held by MLS.

     Not applicable with respect to Astec.

     MLS has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 2,262,667 shares of Common Stock held by it.

     (c) The Reporting Persons and/or the persons set forth in Schedule A, Schedule B or Schedule C hereto have effected transactions in the shares of Common Stock during the past 60 days as set forth in Schedule D hereto.

SCHEDULE 13D

     (d) Emerson, Astec and MLS each shall be entitled to receive dividends declared on their respective shares of Common Stock and proceeds from the sale of the shares of Common Stock.

     (e) On September 21, 2006, Astec ceased to be the beneficial owner of more than five percent of the Common Stock. On November 27, 2006, MLS ceased to be the beneficial owner of more than five percent of the Common Stock.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson Electric Co. and MKS Instruments, Inc.[2]

Exhibit 3:	Shareholder Agreement dated as of January 31, 2002 among MKS Instruments, Inc. and Emerson Electric Co.[3]

2 Filed as an exhibit to the Schedule 13D dated January 31, 2002.
3 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

SCHEDULE 13D

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2006

EMERSON ELECTRIC CO.

By:	/s/ Timothy G. Westman

	Name:	Timothy G. Westman
	Title:	Assistant Secretary

ASTEC AMERICA, INC.

By:	/s/ Timothy G. Westman

	Name:	Timothy G. Westman
	Title:	Secretary

MLS, INC.

By:	/s/ Timothy G. Westman

	Name:	Timothy G. Westman
	Title:	Secretary

SCHEDULE 13D

SCHEDULE A

Executive Officers and Directors
of
Emerson Electric Co. (“Emerson”)

     The names of the Directors and the names and titles of the Executive Officers of Emerson Electric Co. are set forth below. If no business address is given, the director’s or officer’s business address is 8000 W. Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Present Principal Occupation
Name and Business Address	Including Name of Employer

A.A. Busch III	Chairman of the Board of Anheuser-Busch
Anheuser-Busch Companies, Inc.	Companies, Inc.
One Busch Place
St. Louis, MO 63118

D.N. Farr	Chairman of the Board, Chief Executive Officer and
President of Emerson

D.C. Farrell	Retired

C. Fernandez G.	Chairman and Chief Executive Officer of Grupo
Grupo Modelo, S.A. de C.V.	Modelo, S.A. de C.V.
Campos Eliseos No. 400, Piso 18
Lomas de Chapultepec
11000 Mexico, D.F.
Citizenship: Mexico

W.J. Galvin	Senior Executive Vice President and Chief
Financial Officer of Emerson

A.F. Golden	Partner of Davis Polk & Wardwell
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

R.B. Horton	Executive Chairman of the Sporting Exchange, Ltd.
Stoke Abbas
South Stoke
Oxfordshire RG8 OJT
Citizenship: United Kingdom

G.A. Lodge	Retired

V.R. Loucks, Jr.	Retired
1101 Skokie Blvd.
Suite 240
North Brook, IL 60062

J.B. Menzer	Vice Chairman of Wal-Mart Stores, Inc.

SCHEDULE 13D

Present Principal Occupation
Name and Business Address	Including Name of Employer

Wal-Mart International
702 S.W. 8th Street
Mail Station 0130
Bentonville, AK 72716

C.A. Peters	Senior Executive Vice President of Emerson

J.W. Prueher	Retired

R.L. Ridgway	Retired

Randall L. Stephenson	Chief Operating Officer of AT&T Inc.
AT&T Inc.
175 E. Houston Street, Suite 1307
San Antonio, TX 78205

Executive Officers (who are not also Directors)

W.W. Withers	Executive Vice President, Secretary and General
Counsel of Emerson

E.L. Monser	Chief Operating Officer of Emerson

R.J. Schlueter	Vice President and Chief Accounting Officer of
Emerson

SCHEDULE 13D

SCHEDULE B

Executive Officers and Directors
of
Astec America, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Astec America are set forth below. If no business address is given, the director’s or officer’s business address is 5810 Van Allen Way, Carlsbad, California 92008. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Present Principal Occupation
Name and Business Address	Including Name of Employer

J.L. Geldmacher	President of Astec America

W. Hartleb	Director Receivables Management, Astec America

T.C. Rosenast	Treasurer of Astec America

Executive Officers (who are not also Directors)

Not applicable

SCHEDULE 13D

SCHEDULE C

Executive Officers and Directors
of
MLS, Inc.

     The names of the Directors and the names and titles of the Executive Officers of MLS are set forth below. If no business address is given, the director’s or officer’s business address is 8000 West Florissant Avenue, St. Louis, Missouri 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Present Principal Occupation
Name and Business Address	Including Name of Employer

J-P L. Montupet	Executive Vice President of Emerson Electric Co.

C. T. Bauer	Vice President, Associate General Counsel and
Assistant Secretary of Emerson Electric Co.

T. G. Westman	Vice President, Associate General Counsel and
Assistant Secretary of Emerson Electric Co.

Executive Officers (who are not also Directors)

D. C. Moon	Vice President and Assistant Treasurer

D. J. Rabe	Treasurer

SCHEDULE 13D

SCHEDULE D

Date	Reporting Person	Shares of Common Stock	Price/Share	Transaction

10/10/2006	Emerson Electric Co. (1)	25,000	$20.8000(3)	open market sale
10/11/2006	Emerson Electric Co. (1)	25,000	$20.9178 (4)	open market sale
10/12/2006	Emerson Electric Co. (1)	25,000	$21.0899 (5)	open market sale
10/13/2006	Emerson Electric Co. (1)	25,000	$21.7186 (6)	open market sale
10/16/2006	Emerson Electric Co. (1)	25,000	$21.9309 (7)	open market sale
10/17/2006	Emerson Electric Co. (1)	25,000	$21.7365 (8)	open market sale
10/18/2006	Emerson Electric Co. (1)	25,000	$21.6012 (9)	open market sale
10/19/2006	Emerson Electric Co. (1)	25,000	$21.5942 (10)	open market sale
10/20/2006	Emerson Electric Co. (1)	25,000	$21.5959(11)	open market sale
10/23/2006	Emerson Electric Co. (1)	25,000	$21.6943(12)	open market sale
10/24/2006	Emerson Electric Co. (1)	25,000	$21.4236(13)	open market sale
10/25/2006	Emerson Electric Co. (1)	25,000	$21.4311(14)	open market sale
10/26/2006	Emerson Electric Co. (1)	25,000	$21.9425(15)	open market sale
10/27/2006	Emerson Electric Co. (1)	25,000	$21.8704(16)	open market sale
10/30/2006	Emerson Electric Co. (1)	25,000	$21.4417(17)	open market sale
10/31/2006	Emerson Electric Co. (1)	25,000	$21.6114(18)	open market sale
11/01/2006	Emerson Electric Co. (1)	25,000	$20.9857(19)	open market sale
11/22/2006	Emerson Electric Co. (2)	29,000	$21.1384(20)	open market sale
11/24/2006	Emerson Electric Co. (2)	16,000	$21.1026(21)	open market sale
11/27/2006	Emerson Electric Co. (2)	55,000	$20.7354(22)	open market sale
11/28/2006	Emerson Electric Co. (2)	57,500	$20.6622(23)	open market sale
11/29/2006	Emerson Electric Co. (2)	57,630	$20.7268(24)	open market sale
11/30/2006	Emerson Electric Co. (2)	74,490	$20.9254(25)	open market sale
12/01/2006	Emerson Electric Co. (2)	45,000	$20.5886(26)	open market sale
12/04/2006	Emerson Electric Co. (2)	84,000	$21.1300(27)	open market sale
12/05/2006	Emerson Electric Co. (2)	35,662	$21.0725(28)	open market sale
12/06/2006	Emerson Electric Co. (2)	154,300	$20.7536(29)	open market sale

(1)	By Astec

(2)	By MLS

(3)	The sales were effected in multiple transactions, at varying prices, on October 10, 2006, as follows: 20,500 shares at $20.80 and 4,500 at $20.80. The weighted average sales price for these transactions was $20.8000 per share.

(4)	The sales were effected in multiple transactions, at varying prices, on October 11, 2006, as follows: 4,200 shares at $20.43; 1,800 shares at $20.75; 2,500 shares at $20.88; 2,500 shares at $20.91; 2,500 shares at $21.17; 3,500 shares at $21.22; 3,000 shares at $21.00; 3,000 shares at $21.00; and 2,000 shares at $21.06. The weighted average sales price for these transactions was $20.9178 per share.

(5)	The sales were effected in multiple transactions, at varying prices, on October 12, 2006, as follows: 2,000 shares $21.00; 2,500 shares at $21.00; 2,500 shares at $21.00; 2,500 shares at $20.95; 2,500 shares at $21.00; 4,100 shares at $21.11; 3,000 shares at $21.20; 3,400 shares at $21.15; 1,250 shares at $21.30; and 1,250 shares at $21.35. The weighted average sales price for these transactions was $21.0899 per share.

(6)	The sales were effected in multiple transactions, at varying prices, on October 13, 2006, as follows: 6,200 shares at $21.31 and 18,800 at $21.86. The weighted average sales price for these transactions was $21.7186 per share.

(7)	The sales were effected in multiple transactions, at varying prices, on October 16, 2006, as follows: 11,825 shares at $21.90; 6,381 shares at $21.94; 3,000 shares at $21.95; 1,000 shares at $21.99; 794 shares at $22.00; and 2,000 shares at $22.00. The weighted average sales price for these transactions was $21.9309 per share.

(8)	The sales were effected in multiple transactions, at varying prices, on October 17, 2006, as follows: 13,000 shares at $21.63; 7,000 shares at $21.79; and 5,000 shares at $21.95. The weighted average sales price for these transactions was $21.7365 per share.

SCHEDULE 13D

(9)	The sales were effected in multiple transactions, at varying prices, on October 18, 2006, as follows: 6,371 shares at $21.75; 2,800 shares at $21.46; 3,829 shares at $21.50; 2,000 shares at $21.60; 2,500 shares at $21.54; and 2,500 shares at $21.60; and 5,000 at $21.60. The weighted average sales price for these transactions was $21.6012 per share.

(10)	The sales were effected in multiple transactions, at varying prices, on October 19, 2006, as follows: 2,500 shares at $21.50; 1,500 shares at $21.57; 1,800 shares at $21.70; 1,600 shares at $21.65; 2,206 shares at $21.55; and 2,000 shares at $21.60; 2,394 shares at $21.60; 1,000 at $21.60; and 10,000 shares at $21.60. The weighted average sales price for these transactions was $21.5942 per share.

(11)	The sales were effected in multiple transactions, at varying prices, on October 20, 2006, as follows: 4,000 shares at $21.41; 12,000 shares at $21.60; 5,000 shares at $21.65; and 4,000 shares at $21.70. The weighted average sales price for these transactions was $21.5959 per share.

(12)	The sales were effected in multiple transactions, at varying prices, on October 23, 2006, as follows: 500 shares at $21.56; 1,100 shares at $21.57; 400 shares at $21.58; and 800 shares at $21.59; 1,200 shares at $21.60; 800 shares at $21.61; 256 shares at $21.62; 2,500 shares at $21.63; 700 shares at $21.64; 900 shares at $21.65; 300 shares at $21.66; 1,100 shares at $21.67; 300 shares at $21.68; 300 shares at $21.69; 500 shares at $21.70; 600 shares at $21.71; 1,800 shares at $21.72; 1,000 shares at $21.73; 1,000 shares at $21.74; 4,124 shares at $21.75; 600 shares at $21.76; 1,200 shares at $21.77; 720 shares at $21.78; 400 shares at $21.79; 900 shares at $21.80; 800 shares at $21.81; 100 shares at $21.82; 90 shares at $21.83; and 10 shares at $21.84. The weighted average sales price for these transactions was $21.6943 per share.

(13)	The sales were effected in multiple transactions, at varying prices, on October 24, 2006, as follows: 200 shares at $21.25; 200 shares at $21.26; 1,000 shares at $21.27; 1,800 shares at $21.28; 200 shares at $21.29; 300 shares at $21.30; 500 shares at $21.31; 400 shares at $21.32; 200 shares at $21.33; 338 shares at $21.34; 700 shares at $21.35; 200 shares at $21.36; 400 shares at $21.39; 1,993 shares at $21.40; 1,907 shares at $21.41; 600 shares at $21.42; 600 shares at $21.43; 1,248 shares at $21.44; 552 shares at $21.45; 300 shares at $21.46; 1,200 shares at $21.47; 1,500 shares at $21.48; 200 shares at $21.48; 200 shares at $21.49; 8,160 shares at $21.50; and 102 shares at $21.51. The weighted average sales price for these transactions was $21.4236 per share.

(14)	The sales were effected in multiple transactions, at varying prices, on October 25, 2006, as follows: 5,210 shares at $21.31; 5,000 shares at $21.33; 5,000 shares at $21.37; 5,300 shares at $21.52; 1,990 shares at $21.64; and 2,500 shares at $21.64. The weighted average sales price for these transactions was $21.4311 per share.

(15)	The sales were effected in multiple transactions, at varying prices, on October 26, 2006, as follows: 5,400 shares at $21.70; 11,446 shares at $21.84; and 8,154 shares at $22.25. The weighted average sales price for these transactions was $21.9425 per share.

(16)	The sales were effected in multiple transactions, at varying prices, on October 27, 2006, as follows: 25,000 shares at $21.87. The weighted average sales price for these transactions was $21.8704 per share.

(17)	The sales were effected in multiple transactions, at varying prices, on October 30, 2006, as follows: 17,400 shares at $21.42; 3,300 shares at $21.48; and 4,300 shares at $21.50. The weighted average sales price for these transactions was $21.4417 per share.

(18)	The sales were effected in multiple transactions, at varying prices, on October 31, 2006, as follows: 5,200 shares at $21.49; 4,800 shares at $21.57; 12,500 at $21.65; and 2,500 shares at $21.75. The weighted average sales price for these transactions was $21.6114 per share.

(19)	The sales were effected in multiple transactions, at varying prices, on November 1, 2006, as follows: 3,000 shares at $20.59; 2,000 shares at $20.63; 1,000 at $20.75; 2,000 shares at $20.76; 1,320 shares at $20.79; 1,500 shares at $20.81; 2,590 at $21.03; 7,000 shares at $21.18; and 4,590 shares at $21.34. The weighted average sales price for these transactions was $20.9857 per share.

SCHEDULE 13D

(20)	The sales were effected in multiple transactions, at varying prices, on November 22, 2006, as follows: 3,000 shares at $21.14; and 26,000 shares at $21.14. The weighted average sales price for these transactions was $20.1384 per share.

(21)	The sales were effected in multiple transactions, at varying prices, on November 24, 2006, as follows: 16,000 shares at $21.10. The weighted average sales price for these transactions was $20.1026 per share.

(22)	The sales were effected in multiple transactions, at varying prices, on November 27, 2006, as follows: 5,000 shares at $20.68; 5,000 shares at $20.71; 5,000 at $20.73; 18,784 shares at $20.74; and 21,216 shares at $20.75. The weighted average sales price for these transactions was $20.7354 per share.

(23)	The sales were effected in multiple transactions, at varying prices, on November 28, 2006, as follows: 600 shares at $20.53; 1,000 shares $20.59; 1,500 shares at $20.60; 2,000 shares at $20.6000; 3,200 shares at $20.60; 2,100 shares at $20.60; 1,600 shares at $20.60; 2,100 shares at $20.62; 5,600 shares at $20.64; 4,000 shares at $20.65; 2,749 shares at $20.66; 5,100 shares at $20.66; 3,300 shares at $20.66; 4,500 shares at $20.67; 2,000 shares at $20.71; 2,000 shares at $20.71; 5,000 shares at $20.72; 4,151 shares at $20.72; and 5,000 shares at $20.74. The weighted average sales price for these transactions was $20.6622 per share.

(24)	The sales were effected in multiple transactions, at varying prices, on November 29, 2006, as follows: 5,800 shares at $20.66; 2,500 shares $20.69; 3,879 shares at $20.70; 4,300 shares at $20.71; 9,000 shares at $20.71; 6,800 shares at $20.73; 3,921 shares at $20.74; 16,930 shares at $20.75; and 4,500 shares at $20.82. The weighted average sales price for these transactions was $20.7268 per share.

(25)	The sales were effected in multiple transactions, at varying prices, on November 30, 2006, as follows: 1,500 shares at $20.67; 6,500 shares $20.71; 1,751 shares at $20.84; 3,000 shares at $20.86; 1,849 shares at $20.88; 2,500 shares at $20.89; 1,500 shares at $20.91; 15,000 shares at $20.94; 7,000 shares at $20.95; 10,000 shares at $20.96; 5,400 shares at $20.97; 8,000 shares at $20.99; 7,222 shares at $21.00; and 3,268 shares at $21.03. The weighted average sales price for these transactions was $20.9254 per share.

(26)	The sales were effected in multiple transactions, at varying prices, on December 1, 2006, as follows: 6,000 shares at $20.47; 1,500 shares $20.48; 5,000 shares at $20.50; 6,500 shares at $20.51; 10,000 shares at $20.55; 2,500 shares at $20.59; 2,300 shares at $20.60; 5,000 shares at $20.72; 3,418 shares at $20.74; 100 shares at $20.88; 100 shares at $20.91; 2,200 shares at $20.95; 100 shares at $20.97; 82 shares at $20.98; 100 shares at $20.99; and 100 shares at $21.00. The weighted average sales price for these transactions was $20.5886 per share.

(27)	The sales were effected in multiple transactions, at varying prices, on December 4, 2006, as follows: 17,891 shares at $21.08; 24,000 shares $21.11; 10,000 shares at $21.15; 7,157 shares at $21.15; 7,900 shares at $21.17; 10,000 shares at $21.17; and 7,052 shares at $21.18. The weighted average sales price for these transactions was $21.1300 per share.

(28)	The sales were effected in multiple transactions, at varying prices, on December 5, 2006, as follows: 3,400 shares at $20.92; 994 shares $20.93; 3,200 shares at $20.95; 2,168 shares at $20.98; 5,000 shares at $21.10; 7,200 shares at $21.11; 2,700 shares at $21.13; and 11,000 shares at $21.14. The weighted average sales price for these transactions was $21.0725 per share.

(29)	The sales were effected in multiple transactions, at varying prices, on December 6, 2006, as follows: 5,000 shares at $20.65; 4,500 shares at $20.67; 5,000 shares at $20.69; 100,000 shares at $20.74; 5,200 shares at $20.78; 6,000 shares at $20.78; 6,500 shares at $20.79; 4,500 shares at $20.81; 2,500 shares at $20.84; 4,700 shares at $20.85; 5,400 shares at $20.85; and 5,000 shares at $20.85. The weighted average sales price for these transactions was $20.7536 per share.